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FOR IMMEDIATE RELEASE


                       VIMPELCOM GROUP ISSUES RUBLE BONDS
              IN THE EQUIVALENT AMOUNT OF APPROXIMATELY $97 MILLION
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Moscow  (May  20,  2003)  - Open  Joint  Stock  Company  "Vimpel-Communications"
("VimpelCom" or the "Company") (NYSE: VIP) today announced that it issued ruble-denominated bonds through LLC VimpelCom Finance, a consolidated Russian subsidiary of VimpelCom, in an aggregate principal amount of 3 billion rubles, which is the equivalent of approximately $97 million at today's Central Bank of Russia exchange rate. The bonds are guaranteed by VimpelCom-Region, VimpelCom's vehicle for national expansion. The bonds are due May 16, 2006 and bondholders have a put option exercisable on May 18, 2004 at 100% of nominal value. Interest will be paid semiannually. The annual interest rate for the first two interest payments is 8.8%. The interest rate for further interest payments will be determined by the issuer no later than May 7, 2004, ten days before the second interest payment. The proceeds of the offering will be used for financing or refinancing the business operations of VimpelCom-Region and its consolidated subsidiaries.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities, nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. The securities will not be registered under the Securities Act of 1933, as amended (the "Securities Act"). Unless and until so registered, the securities may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws.

VimpelCom is a leading provider of telecommunications services in Russia, operating under the "Bee Line" brand. The VimpelCom Group's license portfolio covers approximately 92% of Russia's population (134 million people), including the City of Moscow, the Moscow Region and the City of St. Petersburg. VimpelCom's ADSs are listed on the New York Stock Exchange ("NYSE") under the symbol "VIP". VimpelCom's convertible notes are listed on the NYSE under the symbol "VIP 05".

For more information, please contact:

Valery Goldin                                Christopher Mittendorf
VimpelCom (Moscow)                           Edelman Financial Worldwide
Tel: 7(095) 974-5888                         Tel: 1(212)704-8134
vgoldin@vimpelcom.com                        christopher.mittendorf@edelman.com